TSX: EQX NYSE-A: EQX

Equinox Gold Announces Senior Leadership Transition

July 22, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") announces a leadership transition. Greg Smith has stepped down as Chief Executive Officer and Director, and Darren Hall, current President and Chief Operating Officer, has been appointed Chief Executive Officer and Director effective immediately. Darren is a proven executive with a long history of mining industry experience who previously served as Calibre Mining's President & Chief Executive Officer from 2021 through to the transaction with Equinox Gold. Concurrent with this transition, David Schummer, formerly Executive Vice President, Operations, has been appointed Chief Operating Officer of Equinox Gold.

Ross Beaty, Chair of Equinox Gold, commented: "Greg is a founding executive and shareholder of Equinox Gold whose leadership and strategic vision have been instrumental in growing the Company from concept into the multi-asset, multi-billion-dollar gold producer it is today. I want to sincerely thank Greg personally, and on behalf of the Board of Directors, for his vision, dedication, and leadership."

Greg Smith stated: "This is a natural transition point. I'm extremely proud of what we have accomplished since founding Equinox Gold in 2017, having built the Company into a leading gold producer with operations across the Americas and a clear pathway to producing over one million ounces annually. With the recent successful integration of Calibre Mining and key assets like Greenstone ramping up and Valentine moving into production, the Company is well positioned to evolve from growth through acquisition and construction to disciplined execution and operational excellence. It is the right time for a proven operator like Darren to take the helm. He brings the leadership, focus, and operational expertise to optimize this expanded portfolio and unlock its full potential. It has been an honour and privilege to work alongside the talented Equinox Gold team, Ross Beaty, and our board to build this outstanding Company."

Darren Hall brings 40 years of global mining experience with a consistent track record of operational excellence and value creation. As President and Chief Executive Officer of Calibre Mining, he significantly increased production, lowered costs, and drove disciplined capital allocation, delivering strong free cash flow and exceptional shareholder returns. Under his leadership, Calibre transformed into a high-performing gold producer, culminating in its successful merger with Equinox Gold in June 2025.

Previously, Darren was Chief Operating Officer at both Kirkland Lake Gold and Newmarket Gold and earlier spent nearly three decades with Newmont Corporation in a series of progressively senior roles. Across all organizations, he has demonstrated a strong commitment to safety, cost discipline, and long-term business performance.

Darren Hall, President & Chief Executive Officer, added: "I'm honoured to lead Equinox Gold at such a pivotal moment in the Company's evolution and I'm excited to work alongside our talented team to unlock the full potential of Equinox Gold's exceptional portfolio. Our focus will be on disciplined execution, operational excellence, and delivering consistent, reliable performance as we enter this next phase of growth and optimization, building on the solid foundations Greg and his team have established. This leadership transition marks Equinox Gold's evolution from a high-growth consolidator to a top-tier global gold producer, anchored by Greenstone and Valentine, both high-quality, long-life assets."

David Schummer has over 35 years of mining industry experience working in the U.S., Canada, Peru, Indonesia, West Africa and the Middle East. He is a proven executive leader of large-scale mining companies focused on building a strong health and safety culture and value creation through mining efficiencies. Prior to joining Calibre as COO, David was the COO for Perseus Mining, and prior to that he was the President of Ma'aden Gold and Base Metals (MGBM) and was the Chairman of the Board for both MGBM and Ma'aden Barrick Copper Company. David previously held the role of Executive Vice President & COO at New Gold Inc. and also spent 22 years at Newmont Corporation.

Equinox Gold Contact

Ryan King

Senior Vice President, Capital Markets and Strategy

T: +1 778.998.3700

E: Ryan.King@equinoxgold.com

E: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation ("Forward-looking Information"). Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding production capabilities, growth potential, and future financial or operating performance, including the ramp-up of Greenstone and the transition of Valentine to production; management's ability to deliver long-term value for shareholders; and expectations for future success of the Company's management team. Forward-looking Information is generally identified using words like "will", "potential", "deliver", "grow", and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the production, cost and development expectations for its respective operations and projects; prices for gold remaining as estimated; availability of funds for the Company's projects and future cash requirements; ramp-ups at Greenstone and Valentine being completed and performed in accordance with current expectations. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on Forward-looking Information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section "Risk Factors in in the Company's MD&A dated March 13, 2025 for the year ended December 31, 2024, and in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management's current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.